16001940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 29 2016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23936 36373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETER R. MACK & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 POST ROAD WEST
(No. and Street)

WESTPORT	CT.	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER R. MACK 203 221-2630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	N.Y.	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER R. MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETER R. MACK & CO., INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public

Rosa Diana Quintana
Notary Public-Connecticut
My Commission Expires
October 31, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER R. MACK & CO., INC.

DECEMBER 31, 2015

TABLE OF CONTENTS

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Peter R. Mack & Co., Inc. as of December 31, 2015 for the year then ended. This financial statement is the responsibility of Peter R. Mack & Co., Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Peter R. Mack & Co., Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Fox & Juran

Fox & Juran

New York, New York

February 26, 2016

PETER R. MACK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents (Note)	$ 14,607
Receivable owned, at market value (Note)	97,789
Securities owned, at market (Note)	7,252
Loan receivable from shareholder	42,723
Other assets	11,471
TOTAL ASSETS	$ 173,842
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 11,203
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 200 shares, issued 10 shares	35,000
Additional paid in capital	166,625
Deficit	(38,986)
TOTAL STOCKHOLDER'S EQUITY	$ 162,639
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 173,842

See Report of Independent Registered Public Accounting Firm
The accompanying notes are an integral part of these financial statements

PETER R. MACK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Peter R. Mack & Co., Inc. ("the Company") is a New York Corporation incorporated on June 30,1986. Peter R. Mack & Co., Inc. operates principally under a clearing agreement with another broker, whereby such broker assumes and maintains the company's customer accounts. The company is responsible for payment of certain customer accounts (unsecured debts) as defined in the agreement

The Company is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. It is registered as an investment advisor in the State of Connecticut.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date was considered, and the difference was deemed immaterial.

b. Financial Instruments

Securities owned are carried at quoted market value, and the resulting difference between cost and market is included in income.

Financial instruments are recorded at fair value in accordance with ASC 820, fair value measurements.

c. Income taxes

The company has elected to be treated as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the company is not subject to federal income tax.

The stockholder is required to report separately his distributive share of the company's income or loss to federal authorities. The company has not elected S corporation status for the State of Connecticut and is therefore, taxed at regular Corporation tax rates in Connecticut.

The Company's income tax returns for the current year and the last three years are subject to examination by the Internal Revenue Service and the State of Connecticut. Management believes it is no longer subject to income tax examinations for the years prior to 2012.

d. Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with ASC 820.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, ASC 820 uses a fair value hierarchy and describes three levels used to classify fair measurements.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company:

Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy.
Municipal bonds are classified as Level 1 or Level 2 in the fair value hierarchy.

Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency and are actively traded, are classified within Level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the

3. FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd)

fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis as at December 31, 2015.

	Level 1	Level 2	Level 3	Total
Securities owned:				
Stocks	$ 7,252	-	-	$ 7,252

4. LOANS RECEIVABLE, STOCKHOLDER

The company has made advances to sole stockholder/officer totaling $42,723. The advances are non-interest-bearing and are due on demand.

5. LEASE

In December 2012, the company signed a lease for office space on a month-to-month basis in Westport, Connecticut, commencing January 1, 2013. Rental payments are $1,170 per month.

6. FINANCIAL INSTRUMENTS WITH OFF-BLANCE SHEET RISK

The company, as an introducing broker, clears all transactions with and for customers on a fully disclose basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the company to off-balance-sheet risk in the event that the customer and or clearing broker is unable to fulfill its obligations.

The company seeks to control off-balance-sheet risks by market value of securities held in compliance with regulatory and internal guidelines.

7. MINIMUM NET CAPITAL

The company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company's net capital and aggregate indebtedness, as defined, were $102,196 and $11,203 respectively. The net capital ratio was 1.096 or 10.96%. Net excess capital was $97,196.

8. ANNUAL REPORT

Pursuant to rule 17a5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 2150 Post Road, Suite 301, Fairfield, Connecticut 06824 and at the regional office of the Commission located at 33 Arch Street, 23rd Floor, Boston, MA 02110-1424.

PETER R. MACK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015